Rick R. Holley President and Chief Executive Officer Plum Creek Timber Company, Inc. 999 Third Avenue, Suite 4300 Seattle Washington 98104

June 22, 2010

Mr. Tom Kluck, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Plum Creek Timber Company, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 and 2010 Definitive Proxy Statement

Dear Mr. Kluck:

This letter is submitted on behalf of Plum Creek Timber Company, Inc. (“Plum Creek”) in response to your letter dated June 9, 2010 (“Comment Letter”) concerning Plum Creek’s disclosures in its Form 10-K Annual Report for the Year Ended December 31, 2009 (“Form 10-K”) and in its 2010 definitive proxy statement (“Proxy Statement”). Plum Creek’s response to the Comment Letter, along with certain requested acknowledgements, are hereby submitted below.

1.	We note your response to comment 1 of our letter dated May 17, 2010 that you believe such disclosure regarding the nature of your title in such properties and restrictions to encumber your timberlands is already disclosed in the Form 10-K. However, we were unable to locate all of the requested disclosure in your filing. Please direct us to the specific location in the filing that describes the nature of your title or interest in such properties and the detailed description of all material mortgages, liens or other encumbrances against such properties. If all of this disclosure is not contained in the filing, please include such disclosure in future filings and tell us how you intend to comply.

Response: In Part I, Item 1 of our Form 10-K under the headings Segment Information – North Resources Segment and Segment Information - Southern Resources Segment, we disclose the total number of acres of timberlands in each segment and the number of acres in our Southern Resources Segment that are leased (there are no leased timberlands in our Northern Resources Segment). However, in light of the Staff’s comment, we propose to provide the following additional disclosure (or substantially similar disclosure) in future 10-K filings regarding the nature of our title or interest in our timberlands:

“We hold fee title to almost all of our timberlands, with approximately 3% held as leasehold interests.”

Additionally, in Part I, Item I of our Form 10-K under the heading Timberlands – Encumbrances, we disclose that our timberlands are subject to various types of restrictions (such as easements, rights of way, servitudes, licenses, leases, etc.) and that none of these restrictions materially affects our operations on, or the value of, our timberlands. We have not disclosed the existence of material liens or mortgages on our timberland properties because no such encumbrances, material or otherwise, exist.

In light of the Staff’s comment, we propose to provide the following additional disclosure (or substantially similar disclosure) in future 10-K filings regarding encumbrances on our timberland properties:

“There are no material liens or mortgages of any kind on our timberlands.”

In addition to the foregoing response to the Comment Letter, Plum Creek hereby acknowledges that:

•	Plum Creek is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Proxy Statement;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K or the Proxy Statement; and

•	Plum Creek may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact Jose J. Quintana, our Assistant General Counsel, at (206) 467-3694.

Sincerely,

/s/ Rick R. Holley
Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.

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